EXHIBIT (c)(xvi)

2023-24 Budget Update Market Announcement

FORWARD-LOOKING STATEMENTS

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, as well as the effect of ongoing economic, banking and sovereign debt risk;

•	the effect of natural disasters, epidemics and geopolitical events, such as the novel coronavirus (COVID-19) pandemic, the Russia-Ukraine conflict and the Israel-Hamas conflict;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in and increased volatility in currency exchange rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State and Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

(c)(xvi)-1

13 DECEMBER 2023

MARKET ANNOUNCEMENT

QTC decreases its 2023-24 borrowing

program by AUD1.0 billion following the

release of Queensland’s Budget Update.

Following the Queensland 2023-24 Budget Update released today, QTC has decreased its indicative term debt borrowing program by AUD1.0 billion to AUD14.5 billion. This is due to general government revenue uplifts.

To date, QTC has raised AUD7.8 billion towards its indicative funding requirement for

2023-24, leaving AUD6.7 billion to raise before 30 June 2024.

2023-24 INDICATIVE TERM DEBT

BORROWING PROGRAM

	2023-24	2023-24
	Budget Update	Budget
	AUD M1	AUD M1

State[2]	5,800	6,600

Local government and other entities[3]	1,400	1,400

Total new money	7,200	8,000

Net term debt refinancing[4]	7,300	7,500

Total term debt requirement	14,500	15,500

Data current as at 13 December 2023.

1. Numbers are rounded to the nearest AUD100 million.

2. Includes general government and government-owned corporations.

3. Other entities include: universities, grammar schools, retail water entities and water boards.

4. Includes term debt maturities, net issuance undertaken in advance of borrowing requirements and scheduled client principal repayments.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2023–24 FUNDING STRATEGY

For the remainder of the 2023-24 financial year, QTC’s funding strategy is likely to include the following, subject to market conditions and client funding requirements:

•	A programmatic approach to issuance, including syndication, tenders and reverse enquiry.
•	AUD benchmark bonds as the principal source of funding.
•	Other term debt, which may include green bonds, floating rate notes and non-AUD denominated bonds.
•	Maintaining a minimum of approximately AUD5 billion of short-term debt outstandings.

NEXT REVIEW OF BORROWING REQUIREMENTS

QTC will announce its 2024–25 borrowing program following the release of the

2024–25 Queensland State Budget.

ENQUIRIES

David Kneen, Director Funding

dkneen@qtc.com.au | +61 (0)7 3842 4773

Susan Buckley, Managing Director Funding & Markets

sbuckley@qtc.com.au | +61 (0)7 3842 4890

LEGAL NOTICE: QTC’s 2023-24 Indicative Borrowing Program and the Queensland 2023-24 Budget Update Papers are hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 13 January 2023. QTC is also in the process of preparing and filing a U.S. Form 18-K/A (exhibiting the Indicative Borrowing Program and Budget Update Papers) with the U.S. Securities and Exchange Commission as well as a supplement to QTC’s Euro Medium Term Note Base Prospectus with the Luxembourg Stock Exchange.

This announcement (including information accessible through any hyperlinks) and the Budget Update Papers (collectively, the “Announcement”) (i) does not constitute an offer to sell or the solicitation of an offer to buy any securities, (ii) may not be sent or disseminated in, directly or indirectly, any jurisdiction in which it is unlawful to so send or disseminate, and (iii) may not be sent or given to any person to whom it is unlawful to be so given. In particular, securities may not be offered or sold in the United States or to ‘U.S. Persons’ (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the ‘U.S. Securities Act’)) without registration under the U.S. Securities Act or pursuant to an exemption from the registration requirements of the U.S. Securities Act and any other applicable U.S. state securities laws.

This Announcement is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. This Announcement may contain statements about future events and expectations that are forward looking statements. None of the future projections, expectations, estimates or prospects in this Announcement should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of assumptions, fully stated in the Announcement.

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